EX-16.1

                   Resignation of Michael Johnson & Co., LLC.


April 5, 2002

Michael Johnson & Co., LLC.
Certified Public Accountants
9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237
(303) 796-0099
FAX (303) 796-0137

John Melnyk
PNW Capital, Inc.
One Dundas Street West, Suite 2500
Toronto, Ontario, Canada  M5G 1Z3

Dear Mr. Melnyk:

This is to confirm that the client-auditor relationship between PNW Capital, Inc. (Commission File Number 000-30651) and Michael Johnson & Co., LLC. has ceased at the request of PNW Capital, Inc. Such termination of relationship was not as a result of any disagreement with management on any matter.

In connection with the audit of the two most recent fiscal years, no disagree-ment(s) exist with any former accountant on any matter of accounting, principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

The audit report by Michael Johnson & Co., LLC. for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.


Sincerely,


/s/ Michael Johnson & Co., LLC.
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Michael Johnson & Co., LLC.